UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

Knobias, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-33315	13-3968990
(State of Incorporation)	(Commission File Number)	(IRS Employer IdentificationNumber)

875 Northpark Drive, Building 2, Suite 500
Ridgeland, Mississippi 39157
 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (601) 978-3399

Knobias, Inc.
875 Northpark Drive, Building 2, Suite 500
Ridgeland, Mississippi 39157

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED TO STOCKHOLDERS OF KNOBIAS, INC. FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF KNOBIAS, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO KNOBIAS, INC.

Introduction

This Information Statement is being furnished to stockholders of record as of June 26, 2007, of the outstanding shares of common stock, $0.01 par value (the “Common Stock”) and preferred stock, $0.01 par value (the “Preferred Stock”) of Knobias, Inc., a Delaware corporation (“Knobias” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the issuance of (i) certain Senior Secured Convertible Notes due 2010 of the Company (the “Notes”) pursuant to a Securities Purchase Agreement dated as of June 6, 2007 (the “Purchase Agreement”), by and among CAMOFI Master LDC, certain other purchasers (the “Purchasers”) and the Company and (ii) certain shares of Series B Senior Convertible Preferred Stock, $0.01 par value, of the Company (the “Series B Preferred Stock”), in exchange for existing indebtedness of the Company. The issuance of the Notes and the Series B Preferred Stock, the change in the Board of Directors of the Company and certain related transactions are collectively referred to herein as the “Restructuring.”

Description of the Restructuring

On June 6, 2007, Knobias, Inc. (the “Company”) consummated its previously announced capital Restructuring of the Company with CAMOFI Master LDC (“CAMOFI”) and other principal creditors.

As part of the Restructuring, the Company entered into the Purchase Agreement with CAMOFI, pursuant to which CAMOFI purchased $1.53 million in Notes. The Notes bear interest at the prime rate plus 2.75%. After giving credit to CAMOFI for certain interim bridge financing which it has provided to the Company for several months, and after the repayment of $200,000 in indebtedness and the payment of transaction expenses, the net proceeds to the Company from the issuance of the Notes were approximately $550,000. These funds will be used to meet the Company's immediate cash needs. Subject to the conditions of the Purchase Agreement, the Company anticipates issuing an additional $1.47 million in Notes to additional purchasers within 60 days.

In addition to the new financing, and pursuant to the Restructuring: (i) outstanding indebtedness, accrued interest and penalties, in the aggregate amount of approximately $5.1 million, were converted into the newly created Series B Preferred Stock, (ii) remaining indebtedness of the Company, in the principal amount of approximately $250,000, was converted into 4-year subordinated loans, (iii) subject to stockholder approval, the terms of the Company's outstanding Series A Convertible Preferred Stock (the “Series A Preferred Stock”) were amended with the consent of certain holders of the Series A Preferred Stock in order to eliminate certain rights, preferences and privileges of the Series A Preferred Stock, (iv) certain holders of the Series A Preferred Stock agreed to convert those shares into common stock of the Company (the “Common Stock”), upon the effectiveness of the proposed 1-for-100 reverse stock split described below, (v) certain holders of existing warrants and options of the Company agreed to cancel their outstanding warrants and options, and (vi) additional indebtedness in the principal amount of $200,000 was repaid.

As part of the Restructuring, each of the two largest holders of the new Series B Preferred Stock will have the right to designate one of the Company's directors, and a majority in interest of the holders of the Notes will also have the right to designate two directors. In connection with the approval of the transactions pursuant to the Purchase Agreement, the Board of Directors of the Company adopted an amendment to the Bylaws of the Company providing that the number of directors of the Company would not be less than one nor more than seven (7), the exact number to be fixed from time to time by resolution of the Board of Directors. At the time of the closing of the transactions described herein, Messrs. Gregory E. Ballard, Danny M. Dunnaway and Joseph L. Stephens resigned as directors of the Company, and E. Key Ramsey, as the sole remaining director, appointed John S. Gross to fill one of the vacancies on the Board of Directors.

Effective on the tenth (10th) day after this Information Statement (“Information Statement”) is filed with the Securities and Exchange Commission and distributed to the stockholders of the Company, the current directors will appoint Steven B. Lord and Stephen R. Wilson to fill two of the vacancies on the Board of Directors of the Company, and Mr. Ramsey will resign.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of the Company in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of the Company’s directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed on June 28, 2007 to stockholders of record as of June 26, 2007.

Voting Securities

Our authorized capital stock consists of 100,000,000 shares, including (i) 95,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”), of which 53,038,942 shares were issued and outstanding as of June 25, 2007; and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”), of which (A) 2,000,000 shares have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”), and of which 541,666 shares were issued and outstanding immediately prior to the Restructuring; and (B) 600,000 shares have been designated as Series B Convertible Preferred Stock (the “Series B Preferred Stock”), and of which 517,520.3 shares were issued in connection with the Restructuring.

Each share of Common Stock is entitled to one vote. The holders of the Series A Preferred Stock and the Series B Preferred Stock are entitled to vote together with the holders of the Common Stock, and not as a separate class. Each share of Series A Preferred Stock entitles the holder thereof to such number of votes as is equal to the number of shares of Common Stock then issuable upon conversion, which is currently four (4) shares of Common Stock for every share of Series A Preferred Stock. Until the Company’s Certificate of Incorporation is amended to either implement a reverse stock split of the Common Stock or increase the number of shares of Common Stock, which the Company is authorized to issue, in either event such that there is a sufficient number of authorized but unissued shares of Common Stock reserved for issuance upon the conversion of the Series B Preferred Stock, each share of Series B Preferred Stock will have such number of votes as is equal to 748.5 shares of Common Stock; thereafter, upon the effectiveness of such amendment, each share of Series B Preferred Stock will be entitled to such number of votes equal to the number of shares of Common Stock into which each share of Series B Preferred Stock is then convertible.

The following table presents information, to the best of the Company's knowledge, relating to the beneficial ownership of Common Stock on June 25, 2007, by those persons known to beneficially own more than 5% of the Company's capital stock and by its directors and executive officers.

Name and Address of Beneficial Owner	Common Stock		Preferred Stock
	Number	%	Number	%
Beneficial Owners:
E. Key Ramsey P.O. Box 2785 Ridgeland, MS 39158	5,199,474 (1)	9.8	8,000(5)	1.5
Gregory E. Ballard P.O. Box 2785 Ridgeland, MS 39158	5,270,921 (2)	9.9	8,000(5)	1.5
Danny M. Dunnaway 875 Northpark Drive, Bldg 2, Suite 500 Ridgeland, MS 39157	3,074,861 (3)	5.8	0	0

Name and Address of Beneficial Owner	Common Stock		Preferred Stock
	Number	%	Number	%
Beneficial Owners:
Duncan Capital Group, LLC 420 Lexington Avenue, Suite 450 New York, NY 10170	9,746,763 (4)	18.4	250,000(4)	46.1
Officers and Directors:
John S. Gross 875 Northpark Drive, Bldg 2, Suite 500 Ridgeland, MS 39157	0(6)	0	0	0
Steven B. Lord 875 Northpark Drive, Bldg 2, Suite 500 Ridgeland, MS 39157	0(7)	0	0	0
Susan R. Walker 875 Northpark Drive, Bldg 2, Suite 500 Ridgeland, MS 39157	0	0	0	0
Stephen R. Wilson 1070 Park Avenue New York, NY 10128	0(6)	0	0	0
___________________________
* Less than 1% of the class.

(1)  Includes (i) 4,441,293 shares owned individually and (ii) 828,181 shares held by Ramsey Children's' Trust.

(2)  Includes (i) 4,229,180 shares owned individually and (ii) 1,104,241 shares held by Ballard Children's Trust.

(3)  Includes (i) 304,380 shares through Danny M. Dunnaway, LLC in which Mr. Dunnaway owns a 90% membership interest; (ii) 86,070 shares owned by Mr. Dunnaway as custodian for a minor child; (iii) 251,123 shares held in an IRA account for Mr. Dunnaway; (iv) 85,096 shares owned by his wife; (v) 173,500 shares held in an IRA account for his wife; (vi) 413,025 shares owned by Danny M. Dunnaway Charitable Remainder Unitrust; (vii) 413,025 shares owned by the Danny M. Dunnaway Foundation; and (viii) 1,358,642 shares owned individually.

(4)  Includes a warrants to purchase 48,000 shares of common stock issued to Bridges and PIPES, LLC, an affiliate of Duncan Capital Group, LLC. Duncan Capital Group, LLC owns 41,667 shares of Series A Preferred Stock, and Bridges and PIPES, LLC owns 208,333 shares of Series A Preferred Stock. In connection with the recent Restructuring transactions, certain holders of the Series A Preferred Stock elected to convert their shares of Series A Preferred Stock into shares of Common Stock, at the rate of 124.623 shares of Common Stock for every share of Series A Preferred Stock. However, neither Duncan Capital Group, LLC nor Bridges and PIPES, LLC made such election.

(5)  Includes 8,000 shares of Series B Preferred Stock.

(6)  Does not include options to purchase shares of Common Stock that the Company anticipates awarding to non-employee directors, and that are described below under the caption, “Directors and Officers - Compensation of Directors.”

(7)  Pursuant to Mr. Lord’s employment agreement with the Company, Mr. Lord was awarded options to purchase 4.5% of the Company's fully diluted Common Stock on the date of employment, after giving effect to the Restructuring described herein. However, inasmuch as all of such transactions have not yet been completed, the number of shares subject to such options cannot yet be determined.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of Common Stock over which the stockholder has sole or shared voting or investment power. It also includes shares of Common Stock that the stockholder has a right to acquire within 60 days through the exercise of any option, warrant or other right. The percentage ownership of the outstanding Common Stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our Common Stock.

Directors and Officers

The following table sets forth certain information for each person who is currently serving as a director or officer of the Company. There are no family relationships between any of the directors, executive officers or key employees of the Company.

Name	Age	Position
E. Key Ramsey	45	Director
John S. Gross	56	Director
Steven B. Lord	38	President and Chief Executive Officer
Susan R. Walker	37	Chief Financial Officer

Effective on the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission and distributed to the stockholders of the Company, the current directors will appoint Steven B. Lord and Stephen R. Wilson to two of the vacancies on the Board of Directors of the Company, Mr. Ramsey will resign, and the Board of Directors will then be comprised of Messrs. Gross, Lord and Wilson.

Our directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of the Board of Directors. Set forth below is a summary description of the principal occupation and business experience of each of our directors and executive officers for at least the last five years.

Mr. Ramsey was a self-employed residential and commercial real estate developer for over 17 years, prior to creating the Knobias business concept with co-founder Greg Ballard, in November 1999. He served as President and Chief Executive Officer until his resignation from such positions in connection with the recent Restructuring, and he has served as a director since March 2000.

Mr. Gross has served as Executive Vice President and Chief Financial Officer of Majesco Entertainment Company since July 12, 2005. Majesco Entertainment Company, a reporting company under the Securities Exchange Act of 1934, provides interactive entertainment products in the United States and internationally. It offers video game software and other digital entertainment products. From December 2000 through June 2005, Mr. Gross served as Vice President, Corporate Development, for FactSet Research Systems Inc. Prior to such time, Mr. Gross served as Chief Financial Officer of Rare Medium and FactSet and held senior financial positions at PepsiCo, Reader’s Digest and Cadbury Schweppes.

Mr. Lord is an analyst, editor and publisher of investment-related publications. He is the founder and Chief Investment Strategist for the Trend Investment Group, a joint venture with Agora Publishing, and is the editor of the group’s flagship publication, Trend Investor. Prior to his current role, he worked with New York-based financial services company Leeb Group as founding editor of Emerging Investments, a service dedicated to small-capitalization stocks and emerging markets, and as contributing editor to Leeb's main publication, The Complete Investor. In addition, Mr. Lord served on the investment committee of Leeb's capital management division. Beforehand, he was a partner in New York-based L.M. Waterhouse, Inc., for five years, where he personally advised the founder of a major U.S discount brokerage firm on a broad range of investment-related matters.

Mrs. Walker was employed by Arthur Andersen, L.P. and later was self-employed for five years in the public accounting field and worked in the areas of accounting, tax and litigation support. Mrs. Walker has worked with Knobias since 2001 in a part-time accounting and controller position. She was named to the position of Chief Financial Officer in February 2006.

The following information concerns Stephen R. Wilson, who will be appointed to fill one of the vacancies on the Board of Directors on the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission and distributed to the stockholders of the Company:

Mr. Wilson, age 60, is currently a partner with Camelot Equity Partners, Darien, Connecticut. From May 2001 to February 2006, Mr. Wilson was Executive Vice President, Chief Financial Officer and Chief Administrative officer at Footstar, Inc. He has also served as Executive Vice President and Chief Financial Officer of Bridge Information Systems, Reader’s Digest Association and RJR Nabisco. His additional prior experience includes senior management and financial positions at Cadbury Beverages North America and Pepsico Inc. He is currently a director of Majesco Entertainment Company.

Committees of the Board of Directors

Audit Committee

The audit committee's responsibilities include: (i) reviewing the independence, qualifications, services, fees, and performance of the independent auditors, (ii) appointing, replacing and discharging the independent auditors, (iii) pre-approving the professional services provided by the independent auditors, (iv) reviewing the scope of the annual audit and reports and recommendations submitted by the independent auditors, and (v) reviewing our financial reporting and accounting policies, including any significant changes, with management and the independent auditors. During the past fiscal year, the audit committee had one meeting. The Board of Directors has not yet determined the composition of the Audit Committee.

Nominating Committee

We do not have a Nominating Committee or Nominating Committee Charter. Our Board of Directors performed some of the functions associated with a Nominating Committee. We have elected not to have a Nominating Committee at this time, however, our Board of Directors intend to continually evaluate the need for a Nominating Committee.

Compensation Committee

The compensation committee of the Board of Directors reviews all forms of compensation provided to our executive officers, directors, consultants and employees including stock compensation and loans. The Board of Directors has not yet determined the composition of the Compensation Committee.

Code of Ethics

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our decision to not adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that as a result of the limited interaction which occurs having such a small management structure for the Company eliminates the current need for such a code.

Compensation of Directors

It is currently anticipated that non-employee directors will receive annual fees of $2,500 each for their service as directors of the Company. In addition, non-employee directors will also receive options to purchase Common Stock, in an amount equal to 0.75% of the outstanding shares of Common Stock on an as-converted basis (excluding management options and warrants) after the final closing of the subsequent Note financing.  Depending on the amount of such subsequent financing, the number of shares of Common Stock subject to such non-employee director options will range between approximately 55,000 and 73,000 shares per director.  It is anticipated that these options will vest over a three-year period and have an initial exercise price equal to $.00622 per share, which is the same as the conversion price for the Notes issued in connection with the Restructuring.

Compensation of Officers

The following table shows the compensation paid during the years ended December 31, 2006, 2005, and 2004, to the Company's principal executive officers who received in excess of $100,000 during such periods.

SUMMARY EXECUTIVE COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options / Warrants	All Other Compensation
E. Key Ramsey, Chief Executive Officer (until June 2007)	2006	$175,000	$0	None	None	None	None
	2005	$175,000	$0	None	None	250,000	None
	2004	$146,875	$0	None	None	None	None
Gregory E. Ballard, Vice President and COO	2006	$175,000	$0	None	None	None	None
	2005	$175,000	$0	None	None	250,000	None
	2004	$146,875	$0	None	None	None	None

Option And Warrant Grants In Last Fiscal Year

No options or warrants were granted in the Company's last fiscal year and no options or warrants are held by the Company's executive officers.

Aggregate Option And Warrant Exercises In The Last Fiscal Year And Fiscal Year-End Option And Warrant Values

The Company's executive officers own no options or warrants of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC.  Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file.  To the best of our knowledge, all executive officers, directors and greater than 10% shareholders have filed the required reports in a timely manner except for initial reports on form 3 due from Messrs. Gross and Lord, neither of whom beneficially owns any shares.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C.  20549 and are available on the SEC's website at www.sec.gov.

Knobias, Inc. By Order of the Board of Directors June 28, 2007